Exhibit 99.1

Qudian Inc. Announces Appointment of Auditor

XIAMEN, China, January 31, 2025 /PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company, today announced the appointment of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s new independent registered public accounting firm.

The Company previously announced the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) as its independent registered public accounting firm on September 6, 2024. After the announcement, BDO informed the Company’s management and audit committee that, due to constraints on its internal resources, BDO may not be able to complete its audit work according to the timetable proposed by the Company. After further discussions, the Company decided to revoke BDO’s appointment and BDO accepted the revocation. The revocation of BDO’s appointment was not as a result of any disagreement between the Company and BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

After carefully considering additional candidates, the Company has appointed Marcum Asia CPAs LLP (“Marcum Asia”) to succeed Ernst & Young Hua Ming LLP (“EY”), which previously was the independent auditor providing audit services to the Company. The appointment of Marcum Asia was made after careful consideration and was approved by the Audit Committee of the Company.

During the Company’s two most recent fiscal years ended December 31, 2023, and during the subsequent interim period prior to January 31, 2025, neither the Company nor anyone acting on its behalf consulted with Marcum Asia on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Marcum Asia that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

The Company is working closely with EY and Marcum Asia to ensure a seamless transition.

About Qudian Inc.

Qudian is a consumer-oriented technology company. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative logistics services to satisfy consumers’ demand for e-commerce transactions by leveraging its technology capabilities.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its products; Qudian's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com